Exhibit 21.1

Subsidiaries of SI-BONE, Inc.

Name of Subsidiary	State of Incorporation
SI-BONE Deutschland GmbH*	Germany
SI-BONE S.R.L.*	Italy
SI-BONE UK LTD*	England and Wales

*	The above entity does not constitute a significant subsidiary within the meaning of Rule 1-02(w) of Regulation S-X and Item 601(b)(21)(ii) of Regulation S-K.